Exhibit 99.1

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

NOTICE OF ADDITIONAL RESOLUTIONS FOR EXTRAORDINARY GENERAL MEETING OF MEMBERS

To Be Held On September 23, 2022

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of E-Home Household Service Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), to be held on Friday, September 23, 2022, at 10:00 a.m., local time, at Floor 9, Building 14, HaixiBaiyue Town, No. 14 Duyuan Road, Luozhou Town, Cangshan District, Fuzhou City 350001, People’s Republic of China.

Reference is made to the Notice of Extraordinary General Meeting of Members to be held on September 23, 2022 dated August 15, 2022 (the “August Notice”). Defined terms used herein shall have the same meaning as set out in the August Notice and/or August Proxy Statement unless the context otherwise requires. For reasons more fully described in the supplemental proxy statement accompanying this notice, the following additional ordinary resolutions numbered 4 to 6 will be proposed at the Extraordinary General Meeting of Members:

4.	THAT subject to and conditional upon the passing of resolutions numbered 1 to 3 in the August Notice, immediately following the Share Consolidation and the Share Capital Increase, every two (2) issued and unissued Consolidated Shares of the Company of US$0.001 each be consolidated into one (1) share with a par value of US$0.002 per share (each a “Further Consolidated Share”), such Further Consolidated Shares shall rank pari passu in all respects with each other (the “Further Share Consolidation”) so that following the Further Share Consolidation the authorized share capital of the Company will be changed from US$510,000 divided into 510,000,000 shares with a par value of US$0.001 per share of which (i) 500,000,000 shares are designated as ordinary shares with a par value of US$0.001 per share, and (ii) 10,000,000 shares are designated as preferred shares with a par value of US$0.001 per share, to US$510,000 divided into 255,000,000 shares with a par value of US$0.002 per share of which (x) 250,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 5,000,000 shares are designated as preferred shares with a par value of US$0.002 per share.

5.	THAT subject to and conditional upon the passing of resolutions numbered 1 to 3 in the August Notice, all fractional entitlements to the issued Further Consolidated Shares resulting from the Further Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Further Share Consolidation (the “Further Fractional Shares Redemption”).

6.	THAT subject to and conditional upon the passing of resolutions numbered 1 to 3 in the August Notice, immediately following the Further Share Consolidation, the authorized share capital of the Company be increased from US$510,000 divided into 255,000,000 shares with a par value of US$0.002 per share of which (x) 250,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 5,000,000 shares are designated as preferred shares with a par value of US$0.002 per share to US$1,020,000 divided into 510,000,000 shares with a par value of US$0.002 per share of which (x) 500,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 10,000,000 shares are designated as preferred shares with a par value of US$0.002 per share (the “Further Share Capital Increase”).

The foregoing items of business are more fully described in the supplemental proxy statement accompanying this Supplemental Notice. We are not aware of any other business to come before the Extraordinary Meeting.

Only shareholders of record at the close of business on August 12, 2022 are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Supplemental Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the Internet or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the supplemental proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors,

/s/ Wenshan Xie
September 13, 2022	Wenshan Xie
Chairman and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF SUPPLEMENTAL PROXY MATERIALS FOR THE Extraordinary Meeting of Members TO BE HELD ON SEPTEMBER 23, 2022

This Supplemental Notice and Supplemental Proxy Statement are available online at https://www.ej111.com/portal/list/index/id/15.

i

E-Home Household Service Holdings Limited

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

SUPPLEMENTAL PROXY STATEMENT

Reference is made to the Proxy Statement of Extraordinary General Meeting of Members to be held on September 23, 2022 dated August 15, 2022 (the “August Proxy Statement”). For reasons more fully described in this supplemental proxy statement (the “Supplemental Proxy Statement”), the August Proxy Statement is deemed to be supplemented by this Supplemental Proxy Statement. This Supplemental Proxy Statement and the accompanying supplemental proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of E-Home Household Service Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:00 a.m., local time, on Friday, September 23, 2022, and at any adjournment or adjournments thereof, at Floor 9, Building 14, HaixiBaiyue Town, No. 14 Duyuan Road, Luozhou Town, Cangshan District, Fuzhou City 350001, People’s Republic of China.

We will send or make these supplemental proxy materials available to shareholders on or about September 9, 2022.

GENERAL INFORMATION

Purpose of Extraordinary Meeting

In addition to the matters set out in the August Notice, the purposes of the Extraordinary Meeting are to seek shareholder approval of the following additional ordinary resolutions:

4.	THAT subject to and conditional upon the passing of resolutions numbered 1 to 3 in the August Notice, immediately following the Share Consolidation and the Share Capital Increase, every two (2) issued and unissued Consolidated Shares of the Company of US$0.001 each be consolidated into one (1) share with a par value of US$0.002 per share (each a “Further Consolidated Share”), such Further Consolidated Shares shall rank pari passu in all respects with each other (the “Further Share Consolidation”) so that following the Further Share Consolidation the authorized share capital of the Company will be changed from US$510,000 divided into 510,000,000 shares with a par value of US$0.001 per share of which (i) 500,000,000 shares are designated as ordinary shares with a par value of US$0.001 per share, and (ii) 10,000,000 shares are designated as preferred shares with a par value of US$0.001 per share, to US$510,000 divided into 255,000,000 shares with a par value of US$0.002 per share of which (x) 250,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 5,000,000 shares are designated as preferred shares with a par value of US$0.002 per share.

5.	THAT all fractional entitlements to the issued Further Consolidated Shares resulting from the Further Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Further Share Consolidation (the “Further Fractional Shares Redemption”).

6.	THAT immediately following the Further Share Consolidation, the authorized share capital of the Company be increased from US$510,000 divided into 255,000,000 shares with a par value of US$0.002 per share of which (x) 250,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 5,000,000 shares are designated as preferred shares with a par value of US$0.002 per share to US$1,020,000 divided into 510,000,000 shares with a par value of US$0.002 per share of which (x) 500,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 10,000,000 shares are designated as preferred shares with a par value of US$0.002 per share (the “Further Share Capital Increase”).

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment. If for any reason any of the nominees are not available as candidates for director, and our Board has not reduced the authorized number of directors on our Board, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our ordinary shares of a par value of US$0.0001 each, as of the close of business on August 12, 2022 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or adjournments thereof. On the Record Date, no preferred shares were issued and outstanding.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if two shareholders entitled to vote and representing not less than one-third (1/3) of the votes attached to all the voting shares of the Company then in issue are present, either in person or by proxy. Abstentions will be counted as entitled to vote for purposes of determining a quorum. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned in order to permit the further solicitation of proxies.

Votes Required

Each of the proposals requires the affirmative vote of a simple majority of the votes of the shareholders (or their duly appointed proxies) entitled to vote and voting on such proposal, in person or by proxy.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

ADDITIONAL PROPOSAL NO. 4
FURTHER SHARE CONSOLIDATION

Purpose of the Combined Share Consolidation

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “EJH.” In order for the ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). On March 3, 2022, the Company received a letter from Nasdaq indicating that it is no longer in compliance with the Bid Price Rule.

In order to retain the compliance with the Bid Price Rule under NASDAQ Listing Rule 5810(c)(3)(A), the closing bid price of the Company’s ordinary shares should be at least US$1 for a minimum of ten consecutive business days. As of September 8 2022, the Company has not yet regained the compliance with the Bid Price Rule.

To enhance the Company’s ability to regain the compliance of the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to effectuate a share consolidation to increase the market price of the ordinary shares. In the August Notice, the Board solicited shareholders’ approval of a share consolidation of the Company’s shares at a ratio of ten-to-one. However, since the dispatch of the August Notice, it has been clear to the Board that to regain the compliance of the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to effectuate a share consolidation of the Company’s shares at a ratio of twenty-to-one.

Accordingly, these additional resolutions are being proposed such that, immediately after the shareholders’ approve the ten-to-one consolidation, a further approval of a share consolidation of the Company’s shares at a ratio of two-to-one be approved, resulting in an effective share consolidation of the Company’s shares at a ratio of twenty-to-one.

As a result, the Board is soliciting shareholders’ approval of a further share consolidation of the Company’s shares at a ratio of two-to-one (resulting in an effective share consolidation of the Company’s shares at a ratio of twenty-to-one) and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of ordinary shares of the Company and compulsorily redeem any fractional shares arising under the Further Share Consolidation so that (subsequent to such redemption) the shareholder holds a whole number of shares (See Proposal Two Fractional Shares Redemption below).

The Board also believes that the delisting of the ordinary shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the ordinary shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

In evaluating whether or not to conduct the further share consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected of share consolidation has subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s ordinary shares on The Nasdaq Capital Market.

In the August Proxy Statement, the Board approved, and directed that there be submitted to the shareholders of the Company for approval, the consolidation of every ten (10) Existing Shares into one (1) consolidated share with a par value of US$0.001 per share (the “August Consolidation Plan”). Upon further consideration of the relevant factors following the date of the August Proxy Statement, including but not limited to, recent macro-market condition, the trading price of the Existing Shares and the Company’s further financing need, and the Company’s ability to maintain compliance with the Bid Price Rule once re-compliance status is attained, on September 7, 2022, the Board approved, and directed that there be submitted to the shareholders of the Company for approval the Further Share Consolidation pursuant to which the consolidation ratio will be every two (2) Consolidated Shares into one (1) further consolidated share with a par value of US$0.002 per share.

In addition, there can be no assurance that, after the Further Share Consolidation, the Company would be able to maintain the listing of the ordinary shares on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the ordinary shares. Shareholders should recognize that if the Further Share Consolidation is effected, they will own a smaller number of ordinary shares than they currently own. While the Company expects that the Further Share Consolidation will result in an increase in the market price of the ordinary shares, it may not increase the market price of the ordinary shares in proportion to the reduction in the number of ordinary shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Further Share Consolidation is effected and the market price of the Company’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Further Share Consolidation. Furthermore, the liquidity of the Company’s ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the Further Share Consolidation. Accordingly, the Further Share Consolidation may not achieve the desired results that have been outlined above.

Effects of the Further Share Consolidation

Authorized Shares and Unissued Shares

At the time the Further Share Consolidation is effective, our authorized shares, including both ordinary shares and preferred shares, will be consolidated at the ratio of two-to-one. Accordingly, the number of unissued ordinary shares or preferred shares will be reduced at the same ratio.

As indicated in the Further Share Capital Increase proposal below, we are also seeking our shareholders’ approval to increase our authorized share capital to US$1,020,000 divided into 510,000,000 shares with a par value of US$0.002 per share of which (x) 500,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 10,000,000 shares are designated as preferred shares with a par value of US$0.002 per share, immediately following the Further Share Consolidation.

Issued and Outstanding Shares

The Further Share Consolidation will also reduce the number of issued and outstanding ordinary shares at the ratio of two-to-one. In addition, the par value of ordinary shares will be increased by the same ratio.

For example, a shareholder holding 50 ordinary shares, par value US$0.001 before the Further Share Consolidation would hold 25 ordinary shares, par value US$0.002 per share after the Further Share Consolidation. However, each shareholder’s proportionate ownership of the issued and outstanding ordinary shares immediately following the effectiveness of the Further Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see below).

Proportionate adjustments will be made based on the ratio of the Further Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the Further Share Consolidation as was the case immediately preceding the Further Share Consolidation.

There are no preferred shares currently issued and outstanding.

Procedure for Implementing the Further Share Consolidation

As soon as practicable after the effective date of the Further Share Consolidation, the Company’s shareholders will be notified that the Further Share Consolidation has been effected. The Company expects that its transfer agent, VStock Transfer, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation ordinary shares in exchange for certificates representing post-consolidation ordinary shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Further Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Further Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Federal Income Tax Consequences of the Further Share Consolidation

The Further Share Consolidation should be a tax-free transaction under the Internal Revenue Code of 1986, as amended. Therefore, a shareholder generally will not recognize gain or loss on the Further Share Consolidation, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-consolidation shares. The holding period and tax basis of the pre- consolidation ordinary shares will be transferred to the post- consolidation ordinary shares (excluding any portion of the holder’s basis allocated to fractional shares).

This discussion should not be considered as tax or investment advice, and the tax consequences of the Further Share Consolidation may not be the same for all shareholders. Shareholders should consult their own tax advisors to know their individual federal, state, local and foreign tax consequences.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares that are entitled to vote and voting at the Meeting is required to approve the Further Share Consolidation proposal.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolution:

4.	THAT subject to and conditional upon the passing of resolutions numbered 1 to 3 in the August Notice, immediately following the Share Consolidation and the Share Capital Increase, every two (2) issued and unissued Consolidated Shares of the Company of US$0.001 each be consolidated into one (1) share with a par value of US$0.002 per share (each a “Further Consolidated Share”), such Further Consolidated Shares shall rank pari passu in all respects with each other (the “Further Share Consolidation”) so that following the Further Share Consolidation the authorized share capital of the Company will be changed from US$510,000 divided into 510,000,000 shares with a par value of US$0.001 per share of which (i) 500,000,000 shares are designated as ordinary shares with a par value of US$0.001 per share, and (ii) 10,000,000 shares are designated as preferred shares with a par value of US$0.001 per share, to US$510,000 divided into 255,000,000 shares with a par value of US$0.002 per share of which (x) 250,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 5,000,000 shares are designated as preferred shares with a par value of US$0.002 per share.

ADDITIONAL PROPOSAL NO. 5
FURTHER FRACTIONAL SHARES REDEMPTION

On September 7, 2022, the Board approved, and directed that there be submitted to the shareholders of the Company for approval, that immediately following the approval of the Further Share Consolidation proposal, all fractional entitlements to the issued Further Consolidated Shares resulting from the Further Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Further Share Consolidation (the “Further Fractional Shares Redemption proposal”).

The Company does not currently intend to issue fractional shares in connection with the Further Share Consolidation to the shareholders. If this proposal is approved by the shareholders at the Extraordinary Meeting, the Board will have the authority to compulsorily redeem any fractional shares arising under the Further Share Consolidation so that subsequent to such redemption, such affected shareholder holds a whole number of shares. The Company will pay in cash the fair value of fractions of a share as of the time when such fractions are redeemed. Any shareholder whose fractional shares are redeemed will be entitled, upon surrendering to the exchange agent of certificates representing such ordinary shares or, in the case of non-certificated ordinary shares, such proof of ownership as required by the exchange agent, to receive cash (without interest or deduction) as a result of the redemption. The Board has determined that the fair value of fractions will be the closing price of ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Further Share Consolidation.

If the Further Share Consolidation proposal is not approved, then this Further Fractional Shares Redemption proposal will not be applicable.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares entitled to vote and voting at the Extraordinary Meeting is required to approve the Further Fractional Shares Redemption proposal.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolution:

5.	THAT all fractional entitlements to the issued Further Consolidated Shares resulting from the Further Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Further Share Consolidation (the “Further Fractional Shares Redemption”).

ADDITIONAL PROPOSAL NO. 6
FURTHER SHARE CAPITAL INCREASE

In the August Proxy Statement, the Board approved, and directed that there be submitted to the shareholders of the Company for approval, the increase of the authorized share capital of the Company from US$51,000 divided into 25,500,000 shares of the par value of US$0.002 per share into US$510,000 divided into 255,000,000 shares of the par value of US$0.002 per share (the “August Share Capital Increase Plan”). Upon further consideration of the relevant factors following the date of the August Proxy Statement, including but not limited to, the Company’s further financing need, and the Further Share Consolidation, on September 7, 2022, the Board approved, and directed that there be submitted to the shareholders of the Company for approval, that subject to and conditional upon the passing of resolutions numbered 1 to 3 in the August Notice, immediately following the Further Share Consolidation, the authorized share capital of the Company be increased from US$510,000 divided into 255,000,000 shares with a par value of US$0.002 per share of which (x) 250,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 5,000,000 shares are designated as preferred shares with a par value of US$0.002 per share to US$1,020,000 divided into 510,000,000 shares with a par value of US$0.002 per share of which (x) 500,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 10,000,000 shares are designated as preferred shares with a par value of US$0.002 per share (the “Further Share Capital Increase”).

If the Further Share Consolidation proposal is not approved, then this Further Share Capital Increase proposal will not be applicable.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares entitled to vote and voting at the Extraordinary Meeting is required to approve the Further Share Capital Increase proposal.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolution:

6.	THAT immediately following the Further Share Consolidation, the authorized share capital of the Company be increased from US$510,000 divided into 255,000,000 shares with a par value of US$0.002 per share of which (x) 250,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 5,000,000 shares are designated as preferred shares with a par value of US$0.002 per share to US$1,020,000 divided into 510,000,000 shares with a par value of US$0.002 per share of which (x) 500,000,000 shares are designated as ordinary shares with a par value of US$0.002 per share, and (y) 10,000,000 shares are designated as preferred shares with a par value of US$0.002 per share (the “Further Share Capital Increase”).

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

September 13, 2022	By Order of the Board of Directors

/s/ Wenshan Xie
Wenshan Xie Chairman and Chief Executive Officer